

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 27, 2008

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period ___________ to ____________

Commission File Number 333-13302

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
P.O. Box 1330
2110 Executive Drive
Salisbury, North Carolina 28145

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels
Belgium

PROFIT-SHARING AND RETIREMENT PLAN

OF

KASH N' KARRY FOOD STORES, INC.

FINANCIAL STATEMENTS

For the years ended December 27, 2008
and December 22, 2007

and

Report of Independent Registered Public Accounting Firm

in

Accordance with
Public Company Oversight Standards Board


MILLIGAN
& COMPANY, PLLC

Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence. SM

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

For the years ended December 27, 2008 and December 22, 2007

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.130-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

MILLIGAN
& COMPANY, PLLC
Consultants and Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Plan Administrator of the
Profit-Sharing and Retirement Plan of
Kash n' Karry Food Stores, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") as of December 27, 2008 and December 22, 2007, and the related statements of changes in net assets available for benefits for the years ended December 27, 2008 and December 22, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 27, 2008 and December 22, 2007, and the changes in net assets available for benefits for the years ended December 27, 2008 and December 22, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Milligan and Company PLLC

Raleigh, NC
June 24, 2009

120 Penmarc Drive, Suite 118, Raleigh, NC 27603 - p: 800-540-9114

Pennsylvania p: 215-496-9100 - New Jersey p: 856-964-0049 - Maryland p: 410-732-4626 - Washington, DC p: 202-223-5550

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 27, 2008 and December 22, 2007

	2008	2007
Assets:		
Plan interest in Food Lion, Inc. Master Trust:		
Participant-directed investments (at fair value)	$ 36,769,415	$ 59,965,489
Participant-directed investments-Stable Value Fund (at fair value)	36,300,821	37,126,922
Wrapper Contract (at fair value)	73,800	-
Participant loans (at fair value)	8,300,216	8,402,755
Total plan interest in Food Lion, Inc. Master Trust	81,444,252	105,495,166
Receivables:		
Employer's contributions	3,935,167	2,677,803
Participants' contributions	139,909	143,818
Total assets	85,519,328	108,316,787
Liabilities:		
Accrued liabilities	4,913	-
Net assets reflecting all investments at fair value	85,514,415	108,316,787
Adjustment from fair value to contract value for interest in Food Lion, Inc. Master Trust relating to fully benefit-responsive investment contracts	1,012,769	(147,318)
Net assets available for benefits	$ 86,527,184	$ 108,169,469

The accompanying notes are an integral part of these financial statements.

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
As of December 27, 2008 and December 22, 2007

	2008	2007
Additions:		
Additions in net assets attributed to:		
Contributions:		
Employer's	$ 7,318,569	$ 4,717,920
Participants'	3,921,689	3,716,681
Participants' rollovers	3,323	245,467
Total contributions	11,243,581	8,680,068
Plan interest in Food Lion, Inc. Master Trust investment income	-	8,479,656
Transfers from other plans	467	676,985
Total additions	11,244,048	17,836,709
Deductions:		
Deductions from net assets attributed to:		
Plan interest in Food Lion, Inc. Master Trust investment loss	20,792,364	-
Benefits paid to participants	11,969,691	9,924,858
Administrative expenses	79,925	98,464
Transfers to other plans	44,353	1,630,827
Total deductions	32,886,333	11,654,149
Net (decrease)/increase in net assets available for benefits	(21,642,285)	6,182,560
Net assets available for benefits:		
Beginning of year	108,169,469	101,986,909
End of year	$ 86,527,184	$ 108,169,469

The accompanying notes are an integral part of these financial statements.

1. DESCRIPTION OF THE PLAN

The following description of the Profit-Sharing and Retirement Plan of Kash n' Karry Food Stores, Inc. (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General—The Plan is sponsored by Kash n' Karry Food Stores, Inc. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Plan Administrator is the Benefit Plan Committee of Delhaize America, Inc. and was appointed by the Board of Directors of the Company to control and manage the operations and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed 1,000 hours of service without a subsequent break in service are eligible to participate in the profit-sharing portion of the Plan. The Plan also allows eligible employees to contribute a portion of their compensation to the Plan on a pre-tax basis as allowable under Internal Revenue Code ("IRC") Section 401(k). This provision of the Plan is referred to as the associates savings portion of the Plan. To participate in the associate savings portion of the plan, a participant must also complete 1,000 hours of service and reach the age of 21.

Fiscal Year—The Plan's fiscal year coincides with the date of the Company's final payroll period of each calendar year.

Contributions—Each year, participants may contribute, on a pretax basis, up to 50 percent of their annual compensation, as defined in the Plan, to the associates savings portion of the Plan, subject to certain IRC limitations. The Company makes a safe harbor matching contribution equal to 100 percent of associate savings contribution on the first 3 percent of base compensation and 50 percent of the associate savings contribution on the next 2 percent that a participant contributes to the Plan through salary-reduction contributions. The Company makes a discretionary retirement contribution up to 3 percent of compensation for each eligible participant. In addition, the Company may make an additional discretionary retirement contribution of up to 2 percent depending on the financial performance of the Company during the plan year. For 2008 and 2007, such contribution was 3 percent of participants' eligible compensation and totaled $3,892,903 and $2,638,731, net of forfeitures. The contribution is generally paid in the first quarter of the following year. Minimum contributions and maximum additions are set forth in the Plan document, as amended. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Continued

---

1. DESCRIPTION OF THE PLAN, continued:

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's match to participants' contributions, allocations of Company profit-sharing contributions and plan earnings, and charged with benefit payments and allocations of plan losses and administrative expenses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Master Trust—The Plan's investment assets are primarily held in a Trust account at Merrill Lynch Bank and Trust Company, FSB (Merrill Lynch) (the "Custodian") and consist of an undivided interest in an investment account of the Food Lion, Inc. Master Trust (the "Master Trust"), a master trust established by Delhaize America, Inc. which is administered by Merrill Lynch (the "Trustee"). Use of the Master Trust permits the commingling of trust assets with the assets of the Food Lion, LLC Profit-Sharing and Retirement Plan and the J.H. Harvey Company, LLC Retirement Plan for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net income or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, two common collective trusts, and the Delhaize Group American Depository Shares Fund, as investment options for participants. Effective March 1, 2008, in the event the participant fails to direct their investments 100%, any portion not properly directed shall be invested in the recommended fund directed by the Merrill Lynch Advice Access System based on existing participant profile information and inputs from the participant. Prior to March 1, 2008, if a participant failed to direct their investments 100%, any portion not directed was invested in the INVESCO Stable Value Fund.

The Delhaize Group American Depository Shares Fund invests primarily in money market instruments and American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Freres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The Plan's two common collective trusts are the ML Equity Index Trust I and the INVESCO Stable Value Fund (Stable Value Fund). Investments in the ML Equity Index Trust I (the Fund) include equity securities, short-term securities and financial futures contracts. The Stable Value Fund is a separately managed account, which invests primarily in fully benefit-responsive guaranteed investment contracts. The crediting interest rates of the guaranteed investment contracts range from 3.26 percent to 4.98 percent and 4.50 percent to 5.47 percent at December 27, 2008 and December 22, 2007, respectively.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Vesting—Participants are vested immediately in their contributions to the associates savings portion of the Plan and the Company's safe harbor matching contributions, plus actual earnings thereon. Vesting in the Company's profit-sharing portion of their accounts is based on years of service, as defined in the Plan. A participant is 100 percent vested in the Company's profit-sharing portion after three years of service (five years of service for contributions for years ending prior to December 27, 2008, unless the participant was employed on December 27, 2008, in which case these contributions also become 100 percent vested after three years of service). Forfeited balances of terminated participants may be used to reduce Company contributions, pay plan expenses, or may be allocated among eligible participants in accordance with the provisions of the Plan.

Participant Loans—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan Administrator. Participants may have up to two loans outstanding at any time. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits—On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. Under certain circumstances as discussed in the plan document, monthly, quarterly, semiannual, or annual cash installments are also available.

Forfeited Accounts—Upon termination of employment, participants forfeit their nonvested balances. Forfeited balances of terminated participants' nonvested accounts are used to reduce future employer contributions. Unallocated forfeiture balances as of December 27, 2008 and December 22, 2007 are $780,443 and $1,501,628, respectively, and forfeitures used to reduce employer-matching contributions for 2008 and 2007 were $1,255,472 and $3,780,390, respectively.

Other—Employees of the Company may become eligible to participate in other defined contribution plans sponsored by subsidiaries of Delhaize America, Inc. as a result of changes in employment between the subsidiaries. The resulting transfers of participant account balances to and from other plans have been reflected as such in the accompanying statement of changes in net assets available for benefits.

As of December 27, 2008 and December 22, 2007, transfers consisted of:

Transfers to Other Plans

	2008	2007
Food Lion	$ 44,353	$ 1,605,573
Hannaford	-	25,254
Total	$ 44,353	$ 1,630,827

Transfers from Other Plans

	2008	2007
Food Lion	$ 467	$ 584,385
Hannaford	-	92,600
Total	$ 467	$ 676,985

Pension Protection Act of 2006 (the Act)—During 2006, the Pension Protection Act (the Act) was passed into law, reforming current federal legislation affecting pension plans.

Continued

1. DESCRIPTION OF THE PLAN, continued:

Pension Protection Act of 2006 (the Act), continued—The Act contains provisions that impact such areas as plan reporting and disclosures, participant notification, and plan funding. This Act is required to be implemented in phases from 2006 through 2010.

As discussed in the investment section and as required by the Act, the Stable Value Fund is no longer the default investment option. The Plan Sponsor is continuing to evaluate the effects of the Act on the Plan and will determine if there are any additional requirements to be effective for fiscal year 2009.

Amendments— For plan years beginning on or after July 1, 2007, annual compensation shall include amounts earned during the plan year but not paid during the limitation year solely because of the timing of pay periods and pay dates if the amounts are (i) paid during the first few weeks of the next plan year, (ii) included on a uniform and consistent basis with respect to all similarly situated employees, and (iii) not included in more than one plan year. Also, the definition of compensation was amended to include compensation paid by the later of 2 ½ months after severance from employment or the end of the plan year that includes the date of the employees' severance from employment.

Effective December 1, 2008, the Plan began offering a Roth contribution election. This option allows participants to have a percentage of their compensation contributed to the Roth, however, total Roth and Associate Savings Contributions shall not exceed the annual IRC limits.

As required by the Act, for plan years ending on or after December 27, 2008, a participant is 100 percent vested in the Company's profit sharing contribution after three years of service.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Stable Value Fund—As described in FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the Food Lion, Inc. Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the master trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued:

Risks and Uncertainties—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common collective trusts, common stock, and fully benefit responsive contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition— The Plan's investments are stated at fair value. The fair value of the plan's interest in the master trust is based on the specific interest that each plan has in the underlying participant directed investment options.

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—All expenses incident to the administration of the Plan and the trust including but not limited to legal, accounting, and Trustee's fees are permitted to be paid by the Plan. The Trustee may reimburse the Company for any expense paid by the Company that would otherwise have been properly chargeable to the Plan.

Adoption of New Standard—As presented in footnote 4, Fair Value Measurements, the Plan adopted SFAS No. 157, Fair Value Measurements.

3. STABLE VALUE FUND

Objectives of the Stable Value Fund—The key objectives of the Stable Value Fund ("Fund") are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

3. STABLE VALUE FUND, continued

Nature of Investment Contracts—To accomplish the objectives outlined above, the Fund invests primarily in investment wrapper contracts (also known as synthetic GICs).

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts—The key factors that influence future crediting rates for a wrapper contract include:

- The level of market interest rates.
- The amount and timing of participant contributions, transfers, and withdrawals to and from the wrapper contract.
- The investment returns generated by the fixed income investments that support the wrapper contract.
- The duration of the underlying investments supporting the wrapper contract.

Wrapper contract interest crediting rates are typically reset on a monthly or quarterly basis. The wrapper contract values, as calculated by INVESCO as of December 27, 2008 and December 22, 2007 were $78,318 and $0, respectively. Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract's interest crediting rate.

In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statement of Net Assets Available for Benefits as the "Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts." If the Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts is positive, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be applicable. If the Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Contracts is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

Continued

3. STABLE VALUE FUND, continued

***Calculating the Interest Crediting Rate in Wrapper Contracts,* continued**
All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participant's principal and accrued interest will be protected.

Average Yields Earned—During 2008 and 2007, the average yield earned by the Master Trust for all fully benefit-responsive investment contracts was 6.767% and 5.277%, respectively. The average yield earned by the Master Trust for the fully benefit-responsive investment contracts with an adjustment to reflect the actual interest rate credited to participants during 2008 and 2007, was 4.205% and 4.854%, respectively.

Events That Limit the Ability of the Fund to Transact at Contract Value—In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include: termination of the plan, a material adverse change to the provisions of the plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer's underwriting criteria for issuance of a clone wrapper contract.

The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination—Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the plan's loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

4. FAIR VALUE MEASUREMENTS OF MASTER TRUST

The Financial Accounting Standards Board issued SFAS No. 157, "*Fair Value Measurements,*" which defines fair value, and establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, and expands disclosures about fair value measurements. Fair value is based upon one or more inputs. Inputs are either observable or unobservable and are defined as assumptions that market participants would use in pricing an asset. The valuation inputs are separated in three levels:

- Level One – observable, represents assets with unadjusted quoted market prices in active markets for identical assets.
- Level Two – other observable, quoted market prices for identical assets using industry standard models and based on prices other than quoted prices within level 1.
- Level Three – unobservable, reflect assets based on reporting entity's own assumptions and internally developed models or methodologies based on the best information available.

Continued

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
NOTES TO FINANCIAL STATEMENTS
For the years ended December 27, 2008 and December 22, 2007

4. FAIR VALUE MEASUREMENTS OF MASTER TRUST, continued

The fair values of the investment securities in the Master Trust classified by level held at December 27, 2008 are as follows:

	Fair Value Measurements at Reporting Date Using:			
	Observable Inputs (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total
Investments				
Participant Loans	$ -	$ -	$ 78,241,650	$ 78,241,650
Delhaize Group Depository Shares	46,972,435	-	-	46,972,435
Mutual Funds	233,732,137	-	-	233,732,137
Common Collective Trusts	-	453,313,426	-	453,313,426
Wrapper Contract	-	-	870,199	870,199
Total Investment	$ 280,704,572	$ 453,313,426	$ 79,111,849	$ 813,129,847
Plan's Interest in Master Trust as a percentage of total	10%			

Fair Value Measurements at Reporting Date Using Significant Unobservable Inputs (Level 3)

	Wrapper Contract	Participant Loans
December 22, 2007	$ -	$ 74,971,628
Realized gains/(losses)	-	-
Unrealized gains/(losses) relating to instruments still held at the reporting date	870,199	-
Purchases, sales, issuances and settlements (net)	-	3,270,022
December 27, 2008	$ 870,199	$ 78,241,650

Continued

4. FAIR VALUE MEASUREMENTS OF MASTER TRUST, continued

The following is a description of the valuation methodologies used for assets at fair value. There have been no changes in the methodologies used as of December 27, 2008, the measurement date.

Mutual Funds—Shares of mutual funds are valued at the net asset value of shares held at year-end.

Delhaize Group Depository Shares—Consist of money market investments and Delhaize Group ordinary shares, which are valued based on the closing price reported on the active market.

Participant loans—Fair value based on amortized cost of loans, which are secured by each participant account balance.

Common Collective Trusts:

ML Equity Index Trust I—Consists of equity securities, short-term investments and futures contracts. Equity securities are traded on stock exchanges on the NASDAQ Global Market and are valued at the last sale price or official close price on the exchange, as of the close of business or lacking any sales at the available bid price. Short-term investments (with a maturity of less than 60 days) are stated at amortized cost, which approximates fair value. Futures contracts are valued at the last sales price at the end of each day on the board of trade or exchange upon which they are traded.

INVESCO Stable Value Fund—Consists of Synthetic Investment Contracts (Synthetic GIC) and are valued at quoted market prices. See Note 3.

Wrapper contracts—The fair value of the wrapper contract for the Synthetic GIC is based on the replacement cost methodology, which represents a formula that considers the key factors underlying the fixed income portfolio and wrapper contract fees.

Continued

5. INTEREST IN MASTER TRUST

The investments in the Master Trust at December 27, 2008 and December 15, 2007 are summarized as follows:

Investments:	2008	2007
Mutual funds:		
Columbia Value and Restructuring Fund	$ 50,670,263 *	$ -
American Europacific Growth	44,558,890 *	79,561,219 *
MFS Total Return Fund Class A	38,018,798	56,663,314 *
Goldman Sachs Small MID CAP Growth Fund	36,896,036	70,883,090 *
PIMCO Total Return Class	27,781,757	21,621,633
American Growth Fund of America	19,910,122	33,688,879
Royce Pennsylvania Mutual Fund	8,541,274	11,815,024
American Century Large Company Value Fund	7,321,482	8,110,825
ML Treasury	33,515	-
Excelsior Value and Restructuring Fund	-	107,850,812 *
Delhaize Group American Depository Shares Fund	46,972,435 *	70,801,377 *
Common collective trusts:		
INVESCO Stable Value Fund	428,033,652 *	411,043,806 *
ML Equity Index Trust I	25,279,774	-
INVESCO 500 Index Trust	-	33,006,269
Wrapper Contracts	870,199	-
Participant loans	78,241,650 *	74,971,628 *
Total investments	$ 813,129,847	$ 980,017,876
Plan's interest in net assets of Master Trust	$ 81,444,252	$ 105,495,166
Plan's interest in Master Trust as a percentage of the Total	10%	11%

*Investments that represent 5% or more of net assets available for benefits.

The investment income of the Master Trust for the years ended December 27, 2008 and December 15, 2007 are summarized as follows:

	2008	2007
Dividend and interest income	$ 17,924,063	$ 102,923,067
Net (depreciation)/appreciation in fair value of investments:		
Common collective trust	19,802,961	166,860
Mutual funds	(191,383,309)	(36,190,564)
ADRs held by Delhaize Group American Depository Shares	1,170,942	(2,921,336)
Net depreciation in fair value of investments	(170,409,406)	(38,945,040)
Net investment (loss) income of Master Trust	$ (152,485,343)	$ 63,978,027

Continued

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 27, 2008 and December 22, 2007, the Plan held 77,317 shares and 290,192 units, respectively, of the Delhaize Group American Depository Shares Fund, with a cost basis of $3,729,493 and $3,911,360, respectively. Beginning in 2008, management elected to account for the Delhaize Group American Depository shares fund in shares, instead of units. This allowed for better tracking of individual shares owned by each participant.

During 2008, certain plan investments were shares of mutual funds and a common collective trust managed by the Trustee; therefore, these qualify as party-in-interest transactions. At December 27, 2008 and December 22, 2007, Party-in-interest transactions related to investments totaled $79,925 and $0, respectively.

7. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 21, 2004 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the tax determination letter; however, the Plan Administrator and the plan's legal counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

PROFIT-SHARING AND RETIREMENT PLAN OF
KASH N' KARRY FOOD STORES, INC.
FORM 5500, SCHEDULE H, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)
As of December 27, 2008

EIN # 94 - 4161591
Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various participants	Participant loans (maturing 2009 to 2018 at interest rates of 5.0% to 11.50%)	**	$ 8,300,216

* Permitted party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

See notes to financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plan Committee authorized by the Board of Directors of Delhaize America, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIT-SHARING AND RETIREMENT PLAN OF KASH N' KARRY FOOD STORES, INC.

Date: June 25, 2009

By: ______________________

Name: G. Linn Evans
Member of the Benefit Plan Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23	Consent of Milligan and Company, PLLC

MILLIGAN & COMPANY, PLLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence. SM

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement 333-59686 of Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize) on Form S-8 of the Profit-Sharing Retirement Plan of Kash n' Karry Food Stores Inc. of our report dated June 24, 2009, with respect to the statements of net assets available for benefits of the Profit-Sharing Retirement Plan of Kash n' Karry Food Stores Inc. as of December 27, 2008, and December 22, 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, Line 4i-schedule of assets (held at end of year) as of December 27, 2008, which report appears in the December 27, 2008 annual report on Form 11-K of the Profit-Sharing Retirement Plan of Kash n' Karry Food Stores Inc.

Milligan and Company PLLC

Raleigh, NC
June 24, 2009

120 Penmarc Drive, Suite 118, Raleigh, NC 27603 - p: 800-540-9114

Pennsylvania p: 215-496-9100 - New Jersey p: 856-964-0049 - Maryland p: 410-732-4626 - Washington, DC p: 202-223-5550